Contact

www.linkedin.com/in/rebeccastyn (LinkedIn)

Top Skills

Public Relations
Marketing Communications
Leadership

Certifications

Women's Business Enterprise Certification

Honors-Awards

Performance Excellence Award
Coretta Scott King Award

Rebecca A. Styn, Ph.D.

Founder & CEO | Blind Tiger, Classic Spirit-Free Cocktails Made for the Modern Drinker | Raising a Seed Round

Erie, Pennsylvania, United States

Summary

A rising tide lifts all ships.

I am a huge proponent that there is space for everyone, and competition is a great thing. I believe in embracing and supporting entrepreneurs that have similar pathways - as well as meeting those "where they are," to help get them to the next level. There's room for all of us.

Pursuing a life well lived.

Experience

Blind Tiger Spirit-Free Cocktails

Founder & CEO

January 2021 - Present (3 years 7 months)

Erie, Pennsylvania, United States

Prohibition pours made for the modern drinker, Blind Tiger produces award-winning, bar-quality, spirit-free cocktails ready to sip or mix. Learn more at www.blindtigerspiritfree.com

Dreamers & Doers®

Executive Member

August 2023 - Present (1 year)

Dreamers & Doers is an award-winning community and PR hype machine amplifying extraordinary women entrepreneurs and leaders.

Mercyhurst

Adjunct Professor

January 2021 - Present (3 years 7 months)

Innovation & Entrepreneurship

Erie Reader

Contributing Writer

March 2011 - August 2023 (12 years 6 months)

- Launched publication with key cover story of jazz legend in inaugural issue; responsible for securing several national celebrity interviews.
- Interviewed celebrity guests such as Sebastian Maniscalco, Jim Gaffigan and Glenn Beck maintaining consistent ratings with engaging appearances.
- Pitches and composes cover stories, profiles and op-eds.
- Currently pens monthly column, "Gem City Playbook," focusing on the entrepreneurial arena.
- Conducts extensive research on entertainment, leadership, entrepreneurship, and politics for weekly column.
- Gathers and verifies factual information regarding stories through interviews, observation and research.
- Served as contributing editor until 2016 working with freelance writers and editing articles for print and online.

Pitches and composes cover stories, profiles and op-eds. Currently, pens monthly column, "Gem City Playbook," focusing on the entrepreneurial arena.

Room 33
Proprietor
October 2017 - November 2022 (5 years 2 months)
1033 State Street

- Conceptualized design through implementation which led to a December 31, 2017 opening.
- Founded the only speakeasy-style restaurant in Erie, PA.
- Responsible for booking local to national music 2-3x a week annually
- Developed and launched integrated, multi-channel print, web and social media campaigns that propelled sales to just under $1 million in first year.
- Generated campaign response-rates of between 6% and 8% (up to 4 times the industry average).
- Hired and led 11 member team in first year (promoted manager to GM to lead)
- Responsible for creation and execution of menu development and design, food quality, service   standards, event planning, marketing, social media, communications and advertising.
- Protected company reputation and built loyal client base by working relentlessly to resolve problems and improve customer satisfaction.

Erie County Redevelopment Authority (ECRDA)
Project Manager
July 2020 - July 2022 (2 years 1 month)

Gannon University
Adjunct Professor
August 2020 - December 2021 (1 year 5 months)

Digital Media; Public Speaking

Erie Day School
Director of Marketing & Development / Entrepreneurship Instructor
July 2020 - June 2021 (1 year)

Restaurant Startup & Growth
Contributing Writer
December 2019 - December 2020 (1 year 1 month)

Erie Innovation District, LLC
Vice President
March 2019 - July 2020 (1 year 5 months)
Erie, PA, United States

- Assisted CEO in securing a $10 million opportunity zone fund to attract and retain businesses into the community's eight opportunity zone regions.
- Works in partnership with Director to support Secure Erie Accelerator program recruiting up to 10 global technology startups annually - supporting these companies through networking, education and follow on funding opportunities.
- Oversees all social media channels, handling all marketing and communications for the organization
- Works to build partnerships between local and regional manufacturing and technology companies and startups to assist Director in securing potential pilot programs and local business.
- Seeks sponsorship and grant opportunities relative to the organization's mission.

Idea Fund
Executive Director
February 2017 - April 2019 (2 years 3 months)
Erie, Pennsylvania Area

Founder of non-profit organization that provides funding and education to early entrepreneurs with priorities given to minorities, women and veterans.
Raised just under $100k within first 12 months.

- Responsible for the outreach, development and implementation of programming, grant writing, fund development, marketing, and communications for the organization.
- Planned and implemented strategies to increase funding through various approaches.
- Boosted program participation by driving engagement, increasing outreach and improving service offerings.

RS Consulting
Political Consultant
January 2010 - May 2017 (7 years 5 months)
Erie, Pennsylvania Area

Committee to elect Rob Mahrt for City Council, 2017
Built strong grassroots team of 20 and established strong campaign throughout the city, generating 4400 votes; came in 4th as a first-time candidate amongst 21 candidates. raised $40k for campaign budget.

Candidate
Office of Erie City Council, 2015
Built strong grassroots leadership team and established strong campaign throughout the city, generating 3880 votes; raised $35k for campaign budget.

Campaign Treasurer and Public Relations Director
Committee to elect Bob Sambroak for Erie County Judge, 2013
Managed and help raise funds for $100k campaign budget. Organized and coordinated fundraising events. Primary contact for press and public relations

Committee Member
Committee to elect Kathy Dahlkemper County Executive, 2013
Treasurer
Committee to elect Ned Smith County Council, 2013
Responsible for committee financial reports

Finance Co-Chair
Pennsylvania Senator Sean D. Wiley, 2012
Participated in close to $1 million political campaign including creating and implementing all facets of fundraising events for 100-500 attendees; and helped secure large gifts from donors.

Campaign Manager

Committee to elect Regina Smith, 2012

Managed all facets of $75k political campaign including coordination of media consultants, fundraising and volunteer efforts; developed fundraising events, press conferences and voter outreach; and implemented, designed and maintained campaign internet, print and media strategy and website.

Candidate

Office of Erie County Council, 2010

Ran a successful primary bid generating more than 50% of the vote. In the general election, ran against an incumbent with years of name recognition as a news anchor on the market's top-rated station, defying expectations getting 41% of the vote as a first-time candidate, despite a 65%-35% registration disadvantage.

Committee Member

Committee to elect District Attorney Jack Daneri, 2010

The Regional Cancer Center
Foundation Director
April 2016 - February 2017 (11 months)

Responsible for leading the communications, marketing, development and community relations efforts for the organization. Additionally, directs the marketing and communications team supporting the development of marketing materials for various media outlets, oversees community events, and assists with internal and external communication efforts.

Sheraton
Senior Sales Manager
April 2014 - July 2015 (1 year 4 months)
Sheraton Erie Bayfront Hotel

Booked over one million in total (corporate) sales revenue in the first year – achieving 156% of goal.

Identify key accounts and implementing strategies for revenue growth; Monthly goals of 55k in room sales revenue and 25k in catering sales revenue; conducts market research and helps establish corporate business; maintains a high level of exposure for the hotel in major areas through direct sales, telephone, contact and written communication; arrange familiarization / site inspection trips to hotel by major clients; prepare daily and other reports as needed; responsible for maintaining social media and other marketing duties as assigned.

Medical Associates of Erie, the Clinical Practices of LECOM
Marketing & Communications Director
January 2007 - April 2014 (7 years 4 months)

Promoted from freelance to Director. Established a relationship manager program for all internal employees that resulted in better communication between practices, higher levels of service, and improved relationships amongst physicians and employees. Since 2008, MAE has seen an annual continual growth up to 12%.

Physician network part of largest osteopathic medical school in the country. In charge of marketing, public relations, communications, and development, reporting directly to CEO. Create marketing materials for distribution to prospective and current physician and patient base. Responsibilities include: advertising and promotions, grant writing, brand development, media plans, graphic design work, media buying, creative outlines, internal and external communications. In addition, responsible in part for the public relations and marketing for Millcreek Community Hospital (MCH) and the LECOM Medical Fitness & Wellness Center. Served as freelance marketer from 2004-2007.

SafeNet
Director of Development & Communications
October 2004 - December 2005 (1 year 3 months)

Responsible for the planning and implementation of all fund development programs, marketing, outreach and public relations activities. Responsibilities included securing grants, endowments, individual donations and sponsorships; creating strategic development plan; serving as editor and designer of all materials used in fund development; developing and implementing special events; serving as primary liaison with committees of the board of directors and for capital campaign and endowment building projects; and coordinating outside and internal media relations.

Erie Art Museum
Director of Marketing & Development
October 2003 - October 2004 (1 year 1 month)

Responsible for the planning and implementation of all fund development, marketing, outreach and public relations activities. responsibilities included, yet were not limited to: developing an action plan for fundraising and publicity;

creating a system of acknowledgements of gifts and recognition of donors; designing materials used in fund development; the development and oversight of special events; serving as primary liaison with committees of the board of directors and for capital campaign and endowment building projects; coordinate outside and internal media relations; responsible for text, design and layout of website: www.safeneterie.org; and editor/designer of all internal and external publications.

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Education

Gannon University
Doctor of Philosophy (Ph.D.), Leadership · (2012 - 2020)

Gannon University
Master of Public Administration, Marketing · (1999 - 2002)

Mercyhurst University
Bachelor of Music, Piano Performance · (1994 - 1998)